UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: June 2017 (Report No. 1)

Commission file number: 001- 38041

THERAPIX BIOSCIENCES LTD.

(Translation of registrant’s name into English)

5 Azrieli Center (Square Tower)

Tel-Aviv 6702501, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

On June 7, 2017, Micha Jesselson resigned from his position as a member of the Board of Directors (the “Board”) of Therapix Biosciences Ltd. (the “Company”). Mr. Jesselson’s resignation was not related to any disagreement with the Board on any matter relating to the operations, policies or practices of the Company.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Therapix Biosciences Ltd. (Registrant)

By	/s/ Josh Blacher
Name:	Josh Blacher
Title:	Chief Financial Officer

Date: June 8, 2017

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